Filed pursuant to Rule 424(b)(3)
Registration No. 333-271458

PROSPECTUS SUPPLEMENT NO. 8
(to Prospectus dated May 31, 2023)

Movella Holdings Inc.
Up to 23,523,776 shares of common stock
(including shares of common stock issuable upon the exercise of warrants and options)
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This prospectus supplement supplements the prospectus dated May 31, 2023 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-271458). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 30, 2024. Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling stockholders named in the Prospectus or their permitted transferees of up to 23,523,776 shares of our common stock, $0.00001 par value per share (the “common stock”), which includes (i) up to 4,100,000 shares of common stock held by Pathfinder Acquisition LLC (the “Sponsor”) and certain other persons and entities (collectively with the Sponsor, the “Original Holders”) holding shares of common stock initially purchased in a private placement at a purchase price of $0.03 per share in connection with the initial public offering of Pathfinder Acquisition Corporation (“Pathfinder”); (ii) 4,250,000 shares of common stock issuable upon the exercise of warrants purchased at a purchase price of $2.00 per warrant to purchase shares of common stock at an exercise price of $11.50 per share held by the Original Holders; (iii) 6,576,036 shares held by certain affiliates and former affiliates of Movella Inc. (“Legacy Movella”) (the “Movella-Related Holders”), which shares were purchased at an average purchase price of $2.88 per share (at per share prices ranging from $0.31 to $9.80); (iv) 8,500,000 shares of common stock held by FP Credit Partners II, L.P. and FP Credit Partners Phoenix II, L.P. (collectively, the “FP Purchasers”) as a result of the transfer of 1,000,000 shares from Pathfinder to the FP Purchasers pursuant to that certain Equity Grant Agreement, dated as of November 14, 2022, by and among Pathfinder and the FP Purchasers as consideration for the Note Purchase Agreement (as defined in the Prospectus) and the purchase of 7,500,000 shares of common stock at a purchase price of $10.00 per share by the FP Purchasers from Pathfinder in a private placement in connection with the VLN Facility (as defined in the Prospectus) (the “FP VLN Shares”); and (v) up to 97,740 shares of common stock issuable upon exercise of certain outstanding options to acquire shares of our common stock held by a former employee of Legacy Movella, which options have an average exercise price of $1.81 per share. The per share prices for the shares of common stock held by the Movella-Related Holders or subject to Legacy Movella options reflect the original per share price as adjusted in connection with the Business Combination. In its initial public offering, Pathfinder issued units at a purchase price of $10.00 per unit, with each unit consisting of one Class A ordinary share and one-fifth of one public warrant to purchase one Class A ordinary share with a warrant exercise price of $11.50 per share, with the Class A ordinary shares and warrants to purchase Class A ordinary shares converted into shares of common stock and warrants to purchase common stock following the Domestication (as defined in the Prospectus).

We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders pursuant to the Prospectus. We will receive up to an aggregate of approximately $49.0 million from the exercise of the warrants and the options, assuming the exercise in full of all warrants and options for cash. If the options or warrants are exercised pursuant to a cashless exercise feature, we will not receive any cash from these exercises. We expect to use the net proceeds from the exercise of the warrants and options, if any, for general corporate purposes. In addition, in connection with the VLN Facility, we are entitled to receive a credit from the sale of any FP VLN Shares toward repayment of the VLN Facility as further described in the section entitled “Use of Proceeds” in the Prospectus. Any cash proceeds associated with the exercise of the warrants are dependent on the price of our common stock. Because the $11.50 exercise price per share of the warrants substantially exceeds the current trading price per share of our common stock ($0.39 per share as of January 29, 2024), there is no assurance that the warrants will be in the money prior to their expiration and it is unlikely that the warrant holders will be able to exercise such warrants in the near future, if at all. As a result, we are unlikely to receive any proceeds from the exercise of the warrants in the near future, if at all, and the warrants may not provide any additional capital. In considering our capital requirements and sources of liquidity, we have not assumed or relied on the receipt of proceeds from the exercise of the warrants. We will pay certain expenses associated with the registration of the securities covered by the Prospectus, as described in the sections entitled “Use of Proceeds” and “Plan of Distribution” in the Prospectus.

We are registering the offer and sale of certain of the shares covered by the Prospectus to satisfy registration rights we have granted to the selling stockholders. Our registration of the shares covered by the Prospectus does not mean that the selling stockholders will offer or sell any of the shares. The selling stockholders may sell the shares of common stock covered by the Prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell the shares in the section entitled “Plan of Distribution” in the Prospectus. In connection with any sales of securities offered thereunder, the selling stockholders, any underwriters, agents, brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended.

Due to the significant number of shares of the then-outstanding Class A ordinary shares that were redeemed in connection with the Business Combination, the number of shares of common stock that the selling stockholders can sell into the public markets pursuant to the Prospectus will constitute a considerable percentage of our public float. The 23,523,776 shares of common stock that may be resold and/or issued into the public markets pursuant to the Prospectus represent approximately 46% of the 50,907,431 shares of common stock outstanding as of August 9, 2023 (based on shares of common stock outstanding as of August 9, 2023 and assuming the issuance of shares covered by the Prospectus which are subject to warrants and options but excluding shares of common stock underlying any other outstanding options and warrants). As a result, the resale of shares of our common stock pursuant to the Prospectus could have a significant negative impact on the trading price of our common stock. This impact may be exacerbated by the fact that, as described above, certain of the selling stockholders purchased shares of our common stock at prices that are well below the current trading price of our common stock.

The shares covered by the Prospectus were issued in connection with consummation of the business combination among Pathfinder, Motion Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Pathfinder (“Merger Sub”) and Legacy Movella pursuant to which Pathfinder’s name was changed to “Movella Holdings Inc.” (“Movella”) and Legacy Movella merged into Merger Sub and became a wholly owned subsidiary of Movella.

Our shares of common stock and warrants to purchase shares of common stock (the “public warrants”) are listed on Nasdaq under the symbols “MVLA” and “MVLAW,” respectively. On January 29, 2024, the closing price of our shares of common stock was $0.39 per share and the closing price for our public warrants was $0.01 per warrant. We are an “emerging growth company” and a “smaller reporting company” as those terms are defined under the federal securities laws and, as such, have elected to comply with certain reduced public company disclosure and reporting requirements.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
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See the section entitled “Risk Factors” beginning on page 15 of the Prospectus and in the documents incorporated by reference in the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 30, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d)
of The Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): January 24, 2024

MOVELLA HOLDINGS INC.
(Exact name of registrant as specified in its charter)

Delaware	001-40074	98-1575384
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Suite 110, 3535 Executive Terminal Drive
Henderson, NV                              89052
(Address of Principal Executive Offices)                         (Zip Code)
(725) 238-5682
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.00001 par value per share	MVLA	The Nasdaq Stock Market LLC
Warrants, each warrant exercisable for one share of common stock at an exercise price of $11.50	MVLAW	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 4.01	Changes in Registrant's Certifying Accountant.
(a) On January 24, 2024, RSM US LLP (“RSM”) notified the Chair of the Audit Committee of the Board of Directors (the “Audit Committee”) of Movella Holdings Inc. (the "Company") of its resignation as the Company’s independent registered public accounting firm. Later that day, RSM sent the Chair of the Audit Committee a letter confirming RSM’s resignation.

RSM’s previously issued reports on the Company’s consolidated financial statements as of and for the years ended December 31, 2022 and 2021, respectively, did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that RSM’s report on the Company’s consolidated financial statements as of and for the year ended December 31, 2021 contained a separate paragraph stating that “…As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from continuing operations and net cash used in operating activities. This raises substantial doubt about the Company’s ability to continue as a going concern…The financial statements do not include any adjustments that might result from the outcome of this uncertainty.” In addition, as previously disclosed in the Company’s Current Report on Form 8-K filed on November 14, 2023, management and the Audit Committee determined that the Company’s previously issued unaudited financial statements included in the Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2023, and June 30, 2023 (the “Interim Financial Statements”) should no longer be relied upon and should be restated. In connection therewith, the Audit Committee conducted, with the assistance of independent counsel, an investigation of certain accounting and internal control matters, and as a result, the Company was unable to complete its preparation and review of the Form 10-Q for the quarterly period ended September 30, 2023, in time to file within the prescribed time period without unreasonable effort or expense. The investigation is substantially complete and the Company is in the process of implementing certain remedial measures identified and recommended during the course of the investigation. As of the date of its resignation letter, RSM had not completed its interim review for the quarter ended September 30, 2023, and had not been engaged for the audit of the Company’s consolidated financial statements as of and for the year ended December 31, 2023.

In addition, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K) between the Company and RSM on accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of RSM, would have caused it to make reference to the disagreement in its reports on the Company’s financial statements for either of the two fiscal years or the subsequent interim period preceding RSM’s resignation.

During the two most recent fiscal years and the subsequent interim period preceding RSM’s resignation, there have been no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K), except for (1) the material weakness in the Company’s internal control over financial reporting as disclosed in the Company’s Current Report on Form 8-K/A filed on March 31, 2023 and the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023 and June 30, 2023, (2) that the matters that gave rise to the Company’s Current Report on Form 8-K filed on November 14, 2023 , including non-reliance on the Interim Financial Statements and RSM having advised the Company that information had come to its attention that it has concluded materially impacts the fairness of the Interim Financial Statements, have not been resolved to RSM’s satisfaction prior to its resignation, (3) RSM stating that, based on the information provided by the Audit Committee resulting from the independent investigation and in RSM’s professional judgment, it can no longer rely on management representations, as set forth in its resignation letter, and (4) RSM stating that, as set forth in its resignation letter, the Company’s internal control over financial reporting was not effective as (a) there were material weaknesses in the Company’s internal control over revenue recognition and, more broadly, in its overall control environment, specifically that internal controls were not properly designed and implemented to review revenue transactions with non-standard terms and to determine the proper financial statement accounting treatment under generally accepted accounting principles in the United States of America, and (b) the Company’s current control environment did not meet Principle 1 and Principle 5 of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). In its resignation letter, RSM noted that as it had not completed its interim review or an audit of the Company’s 2023 financial statements, RSM could not conclude on other control deficiencies that may arise to the level of a material weakness.

The Chair of the Audit Committee discussed with RSM the reasons for its resignation, and the Company is currently in the process of identifying a successor independent registered public accounting firm. Accordingly, the restatements of the Interim Financial Statements and the completion of the Company’s financial statements for subsequent periods are pending. The Company will authorize RSM to respond fully to the inquiries of the successor independent registered public accounting firm, which has yet to be selected.

The Company has provided RSM with a copy of the disclosures required by Item 304(a) of Regulation S-K contained in Item 4.01 of this Current Report on Form 8-K and has requested that RSM furnish the Company with a letter addressed to the Securities and Exchange Commission (the "SEC") stating whether it agrees with the Company’s statements made in response to those requirements and, if not, stating the respects in which it does not agree. A copy of RSM’s letter, dated

January 30, 2024, confirming RSM’s agreements with these statements is filed as Exhibit 16.1 to this Current Report on Form 8-K.

Forward Looking Statements

The disclosure contained in this current report contains “forward-looking statements” within the meaning of federal securities laws. The words “accelerate,” “anticipate,” “believe,” “continue,” “could,” “enable,” “estimate,” “expect,” “extend,” “fuel,” “future,” “growth,” “intend,” “may,” “might,” “opportunity,” “outlook,” “plan,” “position,” “possible,” “potential,” “predict,” “progress,” “project,” “realize,” “see,” “seem,” “should,” “will,” “would,” and similar expressions, or the negative of such expressions, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements relating to the Company’s expectations regarding identifying, and having RSM respond to inquiries from, a successor independent registered public accounting firm; the Company’s ability to complete the restatements and the preparation and review of its financial statements for subsequent periods and the timing thereof; and the Company’s ability to conclude, and successfully implement any remedial measures recommended by the Audit Committee in connection with, the investigation. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, potential impacts of RSM’s resignation; the Company’s ability to timely engage a new independent registered public accounting firm; the Company’s ability to complete the restatements of the Interim Financial Statements and address any material weaknesses; the timing of completion of necessary restatements, interim reviews and audits by the new independent registered public accounting firm; risks relating to the substantial costs and diversion of personnel’s attention and resources deployed to address the restatements and internal control matters; the costs and expenses relating to the Audit Committee’s internal investigation, the restatements, and any remedial measures undertaken related thereto; the impact of the internal investigation, the restatements, or the delay in the completion of financial statements for subsequent periods on the Company, its management, operations and reputation; the risk of litigation or regulatory action arising from: the internal investigation and its findings, the failure to timely file the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 or any subsequent period, the resignation of RSM, or the restatements of the Interim Financial Statements; the ability of the Company to regain and maintain compliance with Nasdaq’s continued listing requirements; the timing of the review by, and the conclusions of, the Company’s new independent auditor regarding the investigation and its impact on the financial statements; possible default by the Company under its credit facility; the ability of the Company to remediate any material weaknesses in internal control over financial reporting; potential reputational damage that the Company may suffer as a result of the matters under investigation, the resignation of RSM or the restatements of the Interim Financial Statements; the impact of the internal investigation, the resignation of RSM, and the restatements of the Interim Financial Statements on the value of the Company’s common stock; the risk that the filing of the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 or any subsequent period or the restatements of the Interim Financial Statements will take longer than anticipated; as well as the factors described under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s Form 10-K for the year ended December 31, 2022 and Form 8-K/A filed March 31, 2023, Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2023 and June 30, 2023 under the heading “Risk Factors,” and in those documents that the Company will file with the SEC in the future. If any of these risks materialize or the underlying assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company presently knows or currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect expectations, plans or forecasts of future events and views as of the date of this current report. The Company anticipates that subsequent events and developments will cause its assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, except to the extent required by applicable law. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this Current Report on Form 8-K and are not intended to serve as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01.	Financial Statements and Exhibits.

(d)Exhibits

Exhibit Number	Description
16.1	Letter from RSM US LLP dated January 30, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Movella Holdings Inc.

January 30, 2024

	By:	/s/ Stephen Smith
	Name:	Stephen Smith
	Title:	Chief Financial Officer